Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333- 221034

December 11, 2017

iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Network 1 Financial Securities, Inc. at 2 Bridge Avenue, Penthouse, Red Bank, NJ 07701, United States, by telephone at 1(732)-758-9001 or by emailing jsun@netw1.com. You may also access the Company’s most recent prospectus dated December 11, 2017, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on December 11, 2017, or Amendment No. 3 by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1697818/000119312517365803/d347875df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated December 1, 2017 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 3.

(1)	Amendments to reflect the revision of the underwriting compensation to remove the underwriters’ Warrant, which results in the following changes:

•	Replacement of the entire note 1 below the table on the prospectus front cover with the following “For a description of compensation payable to the underwriters, see “Underwriting.”

•	Deletion of the last two sentences under “Ordinary Shares outstanding immediately after this offering” on page 10.

•	Certain amendments to the “Capitalization” section (see (2) below).

•	Certain amendments to the “Dilution” section (see (3) below).

•	Deletion of the last two sentences in the second paragraph on page 171.

•	Deletion of the last two sentences in the sixth paragraph on page 177.

•	Certain amendments to the seventh paragraph of the “Underwriting” section (see (4) below)

(2)	Amend the “Capitalization” section on page 66 as follows:

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all our preferred shares and redeemable ordinary shares into 10,268,077 Class A ordinary shares on a one-for-one basis upon completion of the offering, (ii) the redesignation of 2,500,580 ordinary shares held by Wing Hong Sammy Hsieh and 2,320,028 ordinary shares held by Jian Tang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, assuming an initial public offering price of US$8.50 per ADS, being the midpoint of the estimated range and assuming the number of ADSs offered by us as set forth on the cover page of the prospectus remains the same and the underwriters do not exercise their over-allotment option, and (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares and redeemable ordinary shares into 10,268,077 Class A ordinary shares on a one-for-one basis immediately upon completion of this offering, (ii) the redesignation of 2,500,580 ordinary shares held by Wing Hong Sammy Hsieh and 2,320,028 ordinary shares held by Jian Tang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, assuming an initial public offering price of US$8.50 per ADS, being the midpoint of the estimated range and assuming the number of ADSs offered by us as set forth on the cover page of the prospectus remains the same and the underwriters do not exercise their over-allotment option, (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iv) the sale of 2,941,200 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$8.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us assuming no exercise of the underwriters’ option to purchase additional ADSs.

120,067 options that were granted to Wing Hong Sammy Hsieh and 29,933 options that were granted to Yau Ping Ricky Ng under our 2010 Plan shall vest immediately upon the earlier of the following: (i) our listing on a stock exchange with an expected market capitalization of no less than US$500 million immediately after completion of the offering, or (ii) any merger or acquisition of us at a valuation of US$500 million or above as a result of which our shareholders immediately prior to such merger or acquisition no longer hold a majority of the outstanding shares of the surviving corporation, and shall expire immediately prior to our listing on a stock exchange. Therefore, assuming the number of ADSs offered by us as set forth on the cover page of the prospectus remains the same (and assuming the underwriters do not exercise their over-allotment option), if the initial public offering price is US$8.76 per ADS or above, these options will become immediately vested and exercisable prior to our listing and we expect Wing Hong Sammy Hsieh and Yau Ping Ricky Ng to exercise these options prior to our listing.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(US$ in thousands)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 shares authorized; 2,476,190 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis; redemption amount of US$7,234 on an actual basis; redemption amount of US$nil on a pro forma and a pro forma as adjusted basis)	5,683	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 shares authorized as; 1,889,249 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis; redemption amount of US$15,055 on an actual basis; redemption amount of US$nil on a pro forma and a pro forma as adjusted basis)	10,326	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 shares authorized; 1,599,186 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis; redemption amount of US$23,614 on an actual basis; redemption amount of US$nil on a pro forma and a pro forma as adjusted basis)	10,733	—	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 shares authorized; 2,493,018 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis; redemption amount of US$64,815 on an actual basis; redemption amount of US$nil on a pro forma and a pro forma as adjusted basis)	43,956	—	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 shares authorized; 1,068,114 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis; redemption amount of US$29,059 on an actual basis; redemption amount of US$nil on a pro forma and a pro forma as adjusted basis)	18,845	—	—
Redeemable ordinary shares (US$0.001 par value; 742,320 shares issued and outstanding on an actual basis; none outstanding on a pro forma and a pro forma as adjusted basis)	16,724	—	—
Shareholders’ (deficit)/equity:
Ordinary shares (US$0.001 par value; 37,150,000 shares authorized; 13,633,106 shares issued and outstanding on an actual basis; 19,080,575 Class A ordinary shares and 4,820,608 Class B ordinary shares outstanding on a pro forma basis; and 22,021,775 Class A ordinary shares and 4,820,608 Class B ordinary shares outstanding on a pro forma as adjusted basis)	14	—	—
Class A ordinary shares	—	19	22
Class B ordinary shares	—	5	5
Treasury shares (2,125,382 shares on an actual, a pro forma and a pro forma as adjusted basis)	(2,121)	(2,121)	(2,121)
Additional paid-in capital(2)(3)	66,349	240,546	285,388
Statutory reserves	81	81	81
Accumulated other comprehensive losses	(3,310)	(3,310)	(3,310)
Accumulated deficit(3)	(140,269)	(140,269)	(141,478)
Total shareholders’ (deficit)/equity(1)(3)	(79,256)	94,951	138,587
Total mezzanine equity and shareholders’ equity(1)(3)	27,011	94,951	138,587

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total mezzanine equity and shareholders’ deficit following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$8.50 per ADS, the midpoint of the estimated range of the initial public offering price shows on the front cover of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total mezzanine equity and shareholders’ deficit by US$5.5 million.
(3)	The pro forma as adjusted amounts include (i) the impact of the derecognition of derivative liabilities amounting to US$67.9 million in relation to the conversion and redemption features of the convertible redeemable preferred shares upon the completion of this offering; and (ii) an expense of US$1.2 million as a result of redesignation of certain of our ordinary shares into Class B ordinary shares upon completion of this offering. Our receipt of waiver to amend the definition of qualified initial public offering as described in “Description of Share Capital — History of Security Issuances”, which made the anti-dilution provision in relation to the convertible redeemable preferred shares inapplicable, does not have any net impact to our capitalization.

(3)	Amend the “Dilution” section on page 69 as follows:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible preferred shares which will automatically convert into our ordinary shares concurrently with the completion of this offering.

Our negative net tangible book value as of September 30, 2017 was approximately US$33.1 million, or US$2.43 per ordinary share as of that date, and US$1.21 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, net, goodwill and total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preferred shares. Dilution is determined by subtracting net tangible book value per ordinary share after giving effect to the additional proceeds we will receive from the offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from the assumed initial public offering price, which is the midpoint of the estimated initial public offering price range set forth on the cover page of the prospectus adjusted to reflect the ADS-to-Class A ordinary share ratio.

Without taking into account any other changes in net tangible book value after September 30, 2017, other than to give effect to (i) the automatic conversion of all of our issued and outstanding convertible preferred shares and redeemable ordinary shares into 10,268,077 Class A ordinary shares concurrently with the completion of this offering and (ii) the issuance and sale by us of 2,941,200 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$8.50 per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the over-allotment option is not exercised, our pro forma as adjusted net tangible book value as of September 30, 2017 would have been US$78.5 million, or US$2.92 per outstanding ordinary share and US$1.46 per ADS. This represents an immediate increase in pro forma net tangible book value of US$1.46 per ordinary share and US$0.73 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$14.08 per ordinary share and US$7.04 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
	US$
Assumed initial public offering price	17.00	8.50
Actual net tangible book value per ordinary share as of September 30, 2017	(2.43)	(1.21)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our issued and outstanding convertible preferred shares and redeemable ordinary shares into ordinary shares	1.46	0.73
Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the automatic conversion of all of our issued and outstanding convertible preferred shares into ordinary shares and (ii) the issuance of 2,941,200 ordinary shares in the form of 5,882,400 ADSs in this offering	2.92	1.46
Dilution in net tangible book value per ordinary share to new investors in the offering	14.08	7.04

A US$1.00 increase (decrease) in the assumed initial public offering price of US$8.50 per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$5.5 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our convertible preferred shares and this offering by US$0.21 per ordinary share and US$0.10 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$1.79 per ordinary share and US$0.90 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as adjusted basis as of September 30, 2017, the differences between existing shareholders, including holders of our convertible preferred shares, and new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders	23,901,183	89.0%	118,103,595	70.3%	US$4.94	US$	2.47
New investors	2,941,200	11.0%	50,000,400	29.7%	US$17.00	US$	8.50

Total	26,842,383	100.0%	168,103,995	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$8.50 per ADS (the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by US$5.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

As of the date of this prospectus, options to purchase 1,542,793 ordinary shares are outstanding, including unvested options to purchase 501,144 ordinary shares, and vested and unexercised options to purchase 1,041,649 ordinary shares. To the extent that any of the unvested options later vest are exercised to purchase ordinary shares, there will be further dilution to new investors.

Under the 2010 Plan, the maximum number of ordinary shares that may be issued to the beneficiaries is 2,398,137, which have been issued to Arda Holdings Limited, or Arda, as trustee to the beneficiaries of the 2010 Plan. These ordinary shares issued to Arda are accounted for as our treasury shares until the options underlying these ordinary shares are vested and exercised into ordinary shares. Please refer to note 18 of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016 and note 17 of our consolidated financial statement as of and for the nine months ended September 30, 2016 and 2017 included elsewhere in this prospectus for more information. In addition, in December 2016, our board of directors and shareholders authorized the issuance of 1,068,114 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2017, and the issuance of 801,086 ordinary shares to Jian Tang and certain other employees in China upon the fulfillment of certain performance conditions in 2018.

We adopted a share incentive plan in 2017, or the 2017 Plan, to provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the proposed 2017 Plan shall initially be 1,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the least of (i) 0.5% of the total number of Class A ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 150,000 Class A ordinary shares or (iii) such number of Class A ordinary shares as may be determined by our board of directors. All of such shares will be Class A ordinary shares.

(4) Amend the seventh paragraph of the “Underwriting” on pages 209 and 210 as follows:

We have also agreed to (i) pay the underwriters non-accountable expense allowance of 1% of the gross proceeds from this offering; (ii) reimburse the underwriters up to US$125,000 for certain out-of-pocket expenses; and (iii) reimburse the underwriters up to US$500,000 for the fees and expenses of the underwriters’ counsel, including the cost of the qualification of this offering with the Financial Industry Regulatory Authority, Inc.

(5) Amend the last sentence of the second paragraph on page 90 as follows:

Marketing agency clients represented 21.3%, 21.8%, 21.6% and 27.5% of our clients in 2015, 2016, and the nine months ended September 30, 2016 and September 30, 2017, respectively.